UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.   )*

Under the Securities Exchange Act of 1934

IESI-BFC LTD
(Name of Issuer)
Common Stock (no par value)
(Title of Class of Securities)
44951D108
(CUSIP Number)
Rick L. Burdick
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Ave, N.W.
Washington, D.C. 20036
(202) 887-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	44951D108

1	NAMES OF REPORTING PERSONS: Westbury (Bermuda) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		7,353,876

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,353,876

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,353,876

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.66%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Acquisition of IESI-BFC Ltd. (the “Issuer”) shares was pursuant to the consummation of the Agreement and Plan of Merger, dated as of November 11, 2009, among the Issuer, Waste Services Inc. (“WSI”) and IESI-BFC Merger Sub, Inc. (the “Merger Agreement”). Under the Merger Agreement, each WSI common share was exchanged for 0.5833 shares of the Issuer, as of the effective time, July 2, 2010. The closing price for IESI-BFC on July 2, 2010 was $19.33.
(2) Based on 82,382,757 shares of Issuer common stock outstanding on March 31, 2010, as disclosed in the Issuer’s amended Form F-4 filed with the SEC on June 3, 2010, plus 28,000,000 shares of common stock issued by the Issuer to the stockholders of WSI, as disclosed in the Issuer’s Form 6-K filed with the SEC on July 2, 2010, in connection with the consummation of the Agreement and Plan of Merger, dated as of November 11, 2009, among the Issuer, WSI and IESI-BFC Merger Sub, Inc. (the “Merger Agreement”). Under the Merger Agreement, each WSI common share was exchanged for 0.5833 shares of the Issuer, as of the effective time, July 2, 2010. This percentage does not assume the conversion of the Issuer’s Participating Preferred Shares (“PPSs”). The Issuer anticipates that, pursuant to a mandatory exchange provision governing the PPSs, all remaining outstanding PPSs will be exchanged for 11,095,233 common shares of the Issuer prior to December 31, 2010. Assuming the conversion of all PPSs, the total number of outstanding common shares would be 121,430,757, and the percentage of common shares beneficially owned by the Reporting Person would be 6.06%.

CUSIP No.	44951D108

1	NAMES OF REPORTING PERSONS: Westbury Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		7,353,876 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,353,876 (2)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,353,876

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.66%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Acquisition of IESI-BFC Ltd. (the “Issuer”) shares was pursuant to the consummation of the Agreement and Plan of Merger, dated as of November 11, 2009, among the Issuer, Waste Services Inc. (“WSI”) and IESI-BFC Merger Sub, Inc. (the “Merger Agreement”). Under the Merger Agreement, each WSI common share was exchanged for 0.5833 shares of the Issuer, as of the effective time, July 2, 2010. The closing price for IESI-BFC on July 2, 2010 was $19.33.
(2) Securities are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.
(3) Based on 82,382,757 shares of Issuer common stock outstanding on March 31, 2010, as disclosed in the Issuer’s amended Form F-4 filed with the SEC on June 3, 2010, plus 28,000,000 shares of common stock issued by the issuer to the stockholders of WSI, as disclosed in the Issuer’s Form 6-K filed with the SEC on July 2, 2010, in connection with the consummation of the Agreement and Plan of Merger, dated as of November 11, 2009, among the Issuer, WSI and IESI-BFC Merger Sub, Inc. (the “Merger Agreement”). Under the Merger Agreement, each WSI common share was exchanged for 0.5833 shares of the Issuer, as of the effective time, July 2, 2010. This percentage does not assume the conversion of the Issuer’s Participating Preferred Shares (“PPSs”). The Issuer anticipates that, pursuant to a mandatory exchange provision governing the PPSs, all remaining outstanding PPSs will be exchanged for 11,095,233 common shares of the Issuer prior to December 31, 2010. Assuming the conversion of all PPSs, the total number of outstanding common shares would be 121,430,757, and the percentage of common shares beneficially owned by the Reporting Person would be 6.06%.

Item 1. Security and Issuer
This Schedule 13D relates to the common stock (the “Common Stock”) of IESI-BFC Ltd (the “Issuer”). The address of the principal executive offices of the Issuer is 135 Queen’s Plate Road, Suite 300, Toronto, Ontario, Canada M9W 6V1.
Item 2. Identity and Background
Westbury (Bermuda) Ltd. (“Westbury”) is a Bermuda limited corporation and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda. The principal business of Westbury is investment in securities. Current information concerning the identity and background of the directors and officers of Westbury is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Westbury Trust (“Westbury Trust,” and together with Westbury, the “Reporting Persons”) is a Bermuda trust and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda. Westbury Trust is the sole stockholder of Westbury and the principal business of Westbury Trust is the direction of the corporate activities of Westbury. Current information concerning the identity and background of the trustees of Westbury Trust is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Michael G. DeGroote, the settler of Westbury Trust and beneficiary of the trust during his lifetime has been nominated to be a director of the Issuer.
Item 3. Source and Amount of Funds or Other Consideration
On July 2, 2010, the Issuer consummated the transactions contemplated by the Agreement and Plan of Merger by and among the Issuer, Waste Services Inc. (“WSI”) and IESI-BFC Merger Sub, Inc. (the “Merger Agreement”). Pursuant to the Merger Agreement, WSI merged with and into IESI-BFC Merger Sub, a wholly owned subsidiary of the Issuer, with WSI surviving the merger as a wholly-owned subsidiary of IESI-BFC. At the effective time of the merger, each issued and outstanding share of WSI common stock held by the Reporting Persons was exchanged for 0.5833 shares of Issuer common stock. The closing price for the Issuer’s common stock on July 2, 2010 was $19.33.
Item 4. Purpose of Transaction
The Reporting Persons acquired the Common Stock for investment purposes.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 82,382,757 shares of the Issuer’s common stock outstanding on March 31, 2010, as disclosed in the Issuer’s amended Form F-4 filed with the SEC on June 3, 2010, plus 28,000,000 shares of the Issuer’s common stock issued by the Issuer to the stockholders of Waste Services Inc. (“WSI”), as disclosed in the Issuer’s Form 6-K filed with the SEC on July 2, 2010, in connection with the consummation of the Agreement and Plan of Merger, dated as of November 11, 2009, among the Issuer, WSI and IESI-BFC Merger Sub, Inc. (the “Merger Agreement”). Under the Merger Agreement, each WSI common share was exchanged for 0.5833 shares of the Issuer’s common stock, as of the effective time, July 2, 2010. The percentage does not assume the conversion of the Issuer’s Participating Preferred Shares (“PPSs”). The Issuer anticipates that, pursuant to a mandatory exchange provision governing the PPSs, all remaining outstanding PPSs will be exchanged for 11,095,233 shares of the Issuer’s common stock prior to December 31, 2010. Assuming the conversion of all PPSs, the total number of outstanding shares of the Issuer’s common stock would be 121,430,757, and the percentage of shares of the Issuer’s common stock beneficially owned by the Reporting Persons would be 6.06%.
(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
None.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1:     Joint Filing Agreement of the Reporting Persons

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2010	WESTBURY (BERMUDA) LTD.
/s/ Jim Watt
	Name:	Jim Watt
	Title:	President

Date: July 13, 2010	WESTBURY TRUST
/s/ Jim Watt
	Name:	Jim Watt
	Title:	Trustee

ANNEX A
Directors and Officers of Westbury

Name and Citizenship	Principal Occupation	Business Address

James Watt President and Director (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda

Iris Robinson Vice President and Director (Bermuda)	Vice President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda

Curtis Begg Director (Bermuda)	Managing Director of Barrington Investments Limited	15 Queen Street Hamilton, HM 11 Bermuda

Patricia Rodrigues Secretary (Bermuda)	Executive Secretary of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda
Trustees of Westbury Trust

Name and Citizenship	Principal Occupation	Business Address

Gary DeGroote (Canada)	President and Director of GWD Holdings, Ltd.	1455 Lakeshore Drive Suite 201 N Burlington, Ontrario Canada L7S 2J1

Rick Burdick (United States)	Attorney	1333 New Hampshire Avenue, NW Washington, DC 20036

James Watt (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda